Filed by Sirius International Insurance Group, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Filer: Sirius International Insurance Group, Ltd. Subject Company: Easterly Acquisition Corp. (SEC File No. 001-37522) INVESTOR PRESENTATION October 2018

DISCLAIMER IMPORTANT INFORMATION This presentation is for informational purposes only and has been prepared to assist interested parties in making their own e valuation with respect to the proposed business combination (the “Proposed Transaction”) between Easterly Acquisition Corp. (“Ea sterly”) and Sirius International Insurance Group, Ltd. (“Sirius Group” or the “Company”). The information contained in this presentation does not purport to be all inclusive. The data contained herein is derived fr om various internal and external sources. The information contained in this presentation is not, and should not be assumed to be, complete and does not present all the information tha t investors may require or desire in considering the Proposed Transaction. It is not intended to form the basis of any investme nt decision or any other decision in respect of the Proposed Transaction. Any data on past performance or modeling contained in this presen tation is no indication as to future performance. Neither Easterly nor Sirius Group assume any obligation to update the information in this presentation. No securities commission or securities regulatory authority or other authority in the United States or any other jurisdiction has in any way passed upon the merits of the Proposed Transaction or the accuracy or adequacy of this presentation. NO OFFER OR SOLICITATION This presentation is neither an offer to sell, nor the solicitation of an offer to sell any securities, nor is it a solicitat ion of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise , nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities s hall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or in a transaction exempt from the registration requirements of that Act. ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication relates to a proposed business combination (the “Proposed Transaction”) between Easterly and Sirius Group and may be deemed to be solicitation material in respect of the Proposed Transaction. Easterly previously filed with the SEC repo rts on Form 8-K regarding the Proposed Transaction contemplated by the Merger Agreement, which included the Merger Agreement and the Amendment to the Merger Agreement as exhibits thereto. All parties desiring details regarding the Proposed Transaction, including the Merger, are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov). The Proposed Transaction will be submitted to the stockholders of Easterly for their approval. In connection with the Proposed Tr ansaction, Sirius Group has filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of Easterly and a prospectus of Sirius Group. This communication is not a substitute for the Registration Statement on Form S-4 or any other documents that Sirius Group or Easterly may file with the SEC or that Easterly may send to its stockholders in connection with the Proposed Transaction. Easterly has mailed a definitive proxy statement/prospectus to its stockholders in connection with Easterly’s solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the business combination and related transacti ons. This communication does not contain all the information that should be considered concerning the Proposed Transaction, incl uding relevant risk factors included in the proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in resp ect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read the proxy statement/prospectus, the amendments thereto, as these materials contain important information about Sirius Group, Easterly and the Proposed Transaction. Investors and stockholders can obtai n free copies of the proxy statement/prospectus and other documents filed with the SEC by Sirius Group and Easterly through the web site maintained by the SEC at www.sec.gov. In addit ion, investors and stockholders can obtain free copies of the proxy statement/prospectus from Sirius Group and Easterly by accessing Sirius Group’s website at www.siriusgroup.com and Easterly’s website at www.easterlyacquisition.com. CERTAIN INFORMATION This presentation includes information based on independent industry publications and other sources. Although we believe that the data presented is reliable, we have not independently verified such information. You should not construe the contents of thi s presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the leg al, accounting, business, tax, financial or other matters contained herein. None of Easterly, Sirius Group, nor any of their respective affiliates, directors, officers, management, employees, representatives and advisors makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained herein, or any other information (wheth er communicated in written or oral form) transmitted or made available to you. PARTICIPANTS IN SOLICITATION Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly s tockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly and Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement / prospectus that forms a part of Sirius Group’s Registration Statement on Form S-4. Investors may obtain additional information about the interests of such participants by reading such proxy statement/prospect us. FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements,” including statements relating to the expected closing of the Proposed Transaction and business prospectus of the combined company following the Proposed Transaction. Forward -looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would”“ and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of Sirius Group and Easterly, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assuranc e that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those express ed or implied by these forward-looking statements. For Sirius Group, these risks and uncertainties include, but are not limited to, Sirius Group’s exposure to unpredictable cat astrophic and casualty events and unexpected accumulations of attritional losses; increased competition from existing insurers a nd reinsurers and from alternative capital providers, such as insurance-linked funds and collateralized special purpose insurers; decreased demand for Sirius Group’s insurance or reinsurance products; consolidation and cyclical changes in the insurance and reinsuranc e industry; the inherent uncertainty of estimating loss and loss adjustment expenses reserves, including asbestos and environme ntal reserves, and the possibility that such reserves may be inadequate to cover Sirius Group’s ultimate liability for losses; a decline in Sirius Group’s operating subsidiaries’ ratings with rating agencies; the limited liquidity and trading of Sirius Group’s secu rities following the Proposed Transaction; the ability to recognize the anticipated benefits of the Proposed Transaction; and co sts related to the Proposed Transaction and Sirius Group’s status as a publicly traded company. For Easterly, these risks and uncertainties inc lude, but are not limited to, the successful combination of Easterly with Sirius Group’s business; amount of redemptions; the ab ility to retain key personnel; and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Si rius Group and Easterly prove incorrect, actual results may vary in material respects from those projected in these forward -looking statements. Additional information on these and other factors that may cause actual results and performance to differ materia lly is included in Easterly’s periodic reports filed with the SEC, including but not limited to Easterly’s Form 10 -K for the year ended December 31, 2017 and subsequent Forms 10-Q, and in Sirius Group’s Registration Statement on Form S-4 filed with the SEC. Copies may be obtained by contacting Easterly or Sirius Group, as appropriate, or by visiting www.sec.gov. Except to the extent required by applicable law or regulation, Sirius Group and Easterly undertake no obligation to update these forward -looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events. PROJECTIONS Any estimates, forecasts or projections set forth in this presentation have been prepared by Sirius Group and/or Easterly management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve sig nificant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projectio ns have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see “Forward -Looking Statements” above. Please refer to slides 51 and 52 for key assumptions underlying projections. USE OF NON-GAAP FINANCIAL MEASURES This communication includes non-GAAP financial measures. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this communication. 2

TABLE CONTENTS OF Introduction to Sirius Group 4 Consolidated Financial Overview 18 Transaction Overview and Timing 25 Appendix 30 3

INTRODUCTION TO SIRIUS GROUP

INTRODUCTION PRESENTERS TO Allan Waters Chairman and Chief Executive Officer „ Sirius Group CEO since 2007, Chairman since sale to CMI Group „ Returned $2.6bn capital to White Mountains under prior ownership „ Notable transactions include $3.3bn sale of FF Insurance; $1.9bn acquisition of OneBeacon Kip Oberting President and Chief Financial Officer Monica Cramér Manhem Chief Operating Officer Sirius Group CFO since 2016 „ Sirius International (Stockholm) CEO since 2014 „ CFO of Montpelier Re (2004-2008) „ Chairperson of Sirius Bermuda since 2016 „ First joined WTM in M&A role in 1995 „ First joined Sirius Group in 1985 „ Avshalom Kalichstein Chief Executive Officer and Director „ Managing Principal of Easterly LLC „ Over $50bn of executed transaction value in financial services 5

INVESTMENT HIGHLIGHTS Track record of strong public company shareholder returns: proactive, owner-oriented capital management; profit-oriented underwriting culture; accretive M&A execution Proven Leadership Unique Underwriting Franchise European, U.S., A&H, and diversifying suite of insurance and reinsurance businesses, consistently delivering average 5% combined ratio outperformance relative to industry Decades of market leadership and performance includes sticky relationships with Managing General Underwriters (MGUs) that are profit-aligned with Sirius Group; recent acquisitions position for growth Best-in-Class A&H Platform Heavy Specialty Growth Focus Sirius Group is scaling up, expecting 17%(1) earnings CAGR from 2018E – 2020E (1) Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. 6

FOUNDATION FOR OUTPERFORMANCE AND GROWTH Sirius Group punches above its weight and is positioned to scale up and grow profitably (1) Includes impact of WTM sale to CMIG; Operating return without impact is 13%. 7 Global Toolkit European PaperU.S. Admitted and Non-Admitted PaperBermudian PaperLloyd’s Paper Proven Strategic Execution „ Track record of shareholder value creation – Sirius Group generated over 15%(1) annualized return to White Mountains from 2009 until 1Q16 „ Tens of billions of dollars of transactional experience in building businesses: strategic investments, pioneering sidecar and runoff transactions, divestitures, and JV’s Superior Underwriting Franchise „ World-class underwriting team with proven results – Property franchise – A&H franchise „ Disciplined and opportunistic growth

DIFFERENTIATED BUSINESS PROFILE Sirius Group is favorably positioned across complementary business segments Sirius Group Reporting Segments Gross Premiums Written Run-Off & Other 1% • Market leading, diversified, global portfolio written in over 100 countries Sticky customer relationships built over several decades Book is protected through 14 proportional retrocession treaties targeted to selected geographies Global Property • • Specialty & Casualty 17% Global Property 55% Global A&H 27% • World class (re)insurance capabilities including 2 acquired MGUs, with a track record of consistent outperformance Wide range of specialty products with long-term partners, high persistency and outsized growth prospects Global A&H • 2018E: $1.9bn Composite Result And Related Net Fee Income(1) Run-Off & Other • Several complementary lines including: Aviation & Space, Trade Credit, and Marine Contains primary growth lines: Primary Surety & Environmental and Casualty & Long-Term Life Reinsurance Evaluating opportunistic life reinsurance blocks sized $100mm+ Specialty & Casualty 3% Specialty & Casualty 13% • • Global Property 59% Global A&H 25% Run-Off & Other (Sirius Global Solutions) • Dedicated team with proven results acquiring and managing legacy liabilities Complements Sirius Group’s core, shorter-tailed businesses • 2018E: ~$360mm (1) Net Premiums Earned and MGU net fee income less allocated loss and loss adjustment expenses and insurance acquisitions expenses. Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. 8

UNIQUE EUROPEAN FRANCHISE Sirius Group’s market-leading European (re)insurance operations distinguish it from its Bermuda peers Stockholm-led Branch Franchise Sirius International is the largest reinsurance company in Scandinavia and a leading reinsurer in Europe „ Highly diversified book with deep non-US market penetration „ Local branch network generates deeper client relationships and market knowledge Toronto New York „ Glastonbury Bermuda Shanghai Miami 73 year history with client loyalty and lower price elasticity „ Labuan Singapore GPW of $0.8bn(1) „ Sydney 86% combined ratio since 2004 „ Scalable Lloyd’s platform with 2018 stamp capacity of ~£102mm „ (1) Year ended 12/31/17. 9 Stockholm Head office London Hamburg Liege Zurich

SUPERIOR DISTRIBUTION AND LOCAL RELATIONSHIPS Sirius Group maintains a more diversified distribution network and is less reliant on the large brokers compared to its peers Overview ƒ Significant focus on local and regional relationships:   Nearly 2,000 clients in over 140 countries and with over 7,000 treaties Well diversified distribution channels providing access to business ƒ Strong, lasting partnerships:   High-retention, long-term partnerships with 8 leading, profit-oriented North American MGUs In-house MGUs Armada and IMG bring Sirius Group closer to the consumer By Geography(1) By Intermediary AON / Benfield 22% Other 41% Americas 41% Europe 59% Gu WT Butler 10% Willis Group 9% 2017 Gross Written Premiums: $1.4bn Source: Company materials. (1) Europe represents Sirius International and Americas represents Sirius America and Sirius Bermuda. All figures are before intercompany reinsurance. 10

PERSISTENT AND DEEP CLIENT RELATIONSHIPS Sirius Group’s 73 year history and its commitment to clients result in a book of business with high client retention Long-Term Customer Relationships 29% of book 20+ years <10 years 25% of book 10-20 years 11 Sirius Group’s longevity and depth of client relationships are unique among Bermuda peers

SIRIUS GROUP’S STRONG BRAND & MARKET RECOGNITION Sirius Group is respected for its deep underwriting history, broad geographical reach, and distinct distribution and specialty capabilities Sirius Group Awards & Recognition 2018: Sirius International ranks #1 in Willis Re’s internal qualitative index when reviewing the performance of all reinsurers active in EMEA Community Feedback „ “Great partner for catastrophe business” “Leading go-to market for A&H products”  Sirius further ranked #1 on commerciality and quoting, #2 on pricing, and #7 on capacity provided in the region “One of Allianz Re’s top 10 capacity providers” 2014: Awarded best reinsurer (with GWP <$2bn) for innovation in Europe by Intelligent Insurer „ “Sirius is the only reinsurer on Cigna’s worldwide health reinsurance program” 2012: A&H survey of London market underwriters ranks Sirius Group as #1 (together with two other syndicates) „ “WT Butler solely uses Sirius in the London market” “Sirius is one of the main leaders for Hiscox on their proportional U.S. property business influencing commission terms” 2011: Sirius International ranked #1 globally for underwriting & customer service in Willis published qualitative index „ 12

SUPERIOR RELATIONSHIPS PROTECT MARGIN IN SOFT MARKETS Sirius Group’s long-standing client relationships, especially with local and regional clients, mute the impact of global underwriting pricing cycles on its risk portfolio Sirius Group Relative Rate Change vs. Industry: 4Q Moving Average 3.0% 2.5% 2.4% 2.0% 2.0% 1.9% 1.7% 1.5% 1.5% 1.2% 1.0% 0.9% 0.5% 0.1% 0.0% Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 Insurance Industry Average (1.5%) (2.0%) (2.8%) (3.5%) (3.9%) (4.4%) (4.6%) (4.5%) (4.3%) (3.9%) (3.4%) (3.1%) (2.7%) (2.3%) (1.3%) (0.5%) Source: Marsh McLennan Survey and Company. 13 2.1% 1.7% 1.5% 1.3% 1.2% 0.9% 0.5% 0.4%

a"' !!:: «>'-" "C)'§ SELECTED HISTORICAL (S in trillions. derived from sudfl.ed finsnciaf statements) AND PROJECTED OPERATING FINANCIALS en () 0 "0' f! · - -3:"·' !l Income Statement Items "' 2014A $1,137 874 205 41 186 77% 201 A $1,161 847 127 40 206 85% 2016A $1,269 890 $3 56 19 94% 2017A $1,439 1,035 (79) 57 ($8) 108% 2018c' 2019E $2,065 1,478 1$8 56 213 89% $91 2020E $2,281 1,661 196 57 265 86% $94 $1,888 1,2$3 169 56 194 87% $7 Gross Premui ms Written Net Earned Premiums Undei'Wfitiog Profit Investment YJE!kt Income C3sh Earnings<1> GAAPCombined Rabo ProjectedCapitalReturn to Shareholders<21 C)-00 <D 0 "-'It .-w a 'i" w 'i"!l a;e. " >-1 aw=' 0 9' n .,0..., oo' ..., (.;, Qi Balance Sheet Items C) 0 ..., <DI" 2014A("I 201 A 2016A 2017A 2018E 2019E 2020E ll «>., 8 00 zm:-< $3,290 15 $5,192 $3,678 10 $5,092 $3,815 5 $5,167 $3,604 617 $5,824 $3,665 601 56,169 $3,833 585 $6,$97 $4,073 569 56,951 Totalcash and Investments G()C)dv.,JIand Intangibles TotalAssets c-. !l . " .?.., 0'"' ..., "...', ;::, Los s and LAE reserves $1,810 $1,644 403 $2,883 $1,620 395 $2,927 $1,899 723 $3,800 $1,920 696 $4,004 $2,150 696 $4,304 $2,262 696 $4,502 w () 403 Debt Total Liabilities to 1'1 $3,179 $2,013 $2,209 5,092 $2,239 5,167 $2,023 5,824 $2,185 6,169 $2,293 6,597 $2,448 6,951 Total Shareholders' Equrty Total Liabilities and Equity 5,192 1'1 0 0 > 131 $1,472 $1,$40 $1,566 $1,357 $1,315 $1,427 $1,427 Total Insurance Float ::0 ::;, g; ...,.,... () :> aswc;ieted v.ith IMG end AimMia .cquisitions (see slide 49 0..., beilnce shell not eudited It lhis l..,el.(S) Fi91r•s § w E 0 0 n ".." () a 121 Forecast H1stoncal " Forecast Hlstoncal

SUPERIOR GROWTH IN UNIQUE AND SPECIALIZED CLASSES Recent and ongoing franchise investments are expected to drive significant diversifying premium growth Lines of Business Capital Utilization • Property Cat Excess Property per Risk Pro Rata Property Direct Facultative • • • • Agriculture Aviation & Space Trade Credit Marine High (driven by property) Core Business • • Proven Growth Engine • • Accident & Health MGUs Low • • • • Casualty Reinsurance Primary Surety Primary Environmental Long-term Life Reinsurance Growth Initiatives Low 15

MEANINGFUL BENEFITS OF DIVERSIFICATION Sirius Group offers a complementary suite of insurance products that provide diversification and capital efficiency Gross Premiums Written by Reporting Segment Run-Off & Other <1% Run-Off & Other <1% Specialty Casualty 17% Specialty & Casualty 24% Global Property 51% Global Property 55% A&H 27% Global A&H 24% 2018E: $1.9bn(1) 2020E: $2.3bn Capital Efficiency of Diversification(2) (2) BSCR (Pre-Diversification) Diversification Benefit Required Capital (1) Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. Sirius Bermuda, top operating company, as of 12/31/17. (2) Bermuda Solvency Capital Ratio 16 $1,756 $902 49% Diversification Benefit $854 Only 15% of total GPW represents Property Cat

INVESTMENT PORTFOLIO Sirius Group employs a total return, opportunistic investment approach Current Investment Portfolio Currently conservatively allocated Bulk of the fixed income portfolio is deployed with 3rd party global managers - Out of $3.6 billion cash and investments, Sirius Investment Advisors “in-house” manages ~$900mm Duration is 2.1 years and average credit rating is AA Target Investment Portfolio Ensure strong policyholder security through a high quality fixed income portfolio Capacity to increase exposure to strategic & risk assets relative to enterprise capacity „ „ „ „ Business plan assumes total allocation of risk assets relative to Group common equity to increase up to 60% by end-of-year 2020 - „ Asset Allocation: Fixed Income Quality: This would represent ~35% of the total investment portfolio - Fixed Income Alternatives & Other Funds 5% BBB 8% 7% Equity Securities 8% NIG 4% A Cash 4% AA 7% Fixed Income 76% AAA 68% Total: $3.6 billion(1) (1) As of 6/30/2018. Includes certain reclassifications from GAAP presentation. 17

CONSOLIDATED FINANCIAL OVERVIEW

SELECTED HISTORICAL AND PROJECTED OPERATING FINANCIALS ($ in millions, derived from audited financial statements) Income Statement Items 2018E 2019E 2020E Gross Premiums Written Net Earned Premiums Underwriting Profit Investment Yield Income Cash Earnings (1) GAAP Combined Ratio Projected Capital Return to Shareholders (2) $7 $91 $94 Balance Sheet Items Total Cash and Investments Goodwill and Intangibles Total Assets Loss and LAE reserves Debt Total Liabilities Total Shareholders' Equity (2) Total Liabilities and Equity Total Insurance Float (3) (1) Cash earnings defined as pro-forma comprehensive “cash” net income , which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 49 reconciliation). (2) Forecast figures reflect projected dividends and share repurchases. (3) Standard industry definition, not audited. (4) 2014A balance sheet not audited at this level. (5) Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. 19 Historical 2014A(4) 2015A 2016A 2017A Forecast 2018E 2019E 2020E $3,290 $3,678 $3,815 $3,604 15 10 5 617 $5,192 $5,092 $5,167 $5,824 $1,810 $1,644 $1,620 $1,899 403 403 396 723 $3,179 $2,883 $2,927 $3,800 $2,013 $2,209 $2,239 $2,023 5,192 5,092 5,167 5,824 $1,566 $1,357 $1,315 $1,427 $3,665 $3,833 $4,073 601 585 569 $6,189 $6,597 $6,951 $1,920 $2,150 $2,282 696 696 696 $4,004 $4,304 $4,502 $2,185 $2,293 $2,448 6,189 6,597 6,951 $1,427 $1,472 $1,540 Historical 2014A 2015A 2016A 2017A Forecast (5) $1,137 $1,161 $1,269 $1,439 874 847 890 1,035 205 127 53 (79) 41 40 56 57 186 206 19 (58) 77% 85% 94% 108% $1,888 $2,065 $2,281 1,253 1,478 1,661 169 158 196 43 56 57 194 213 265 87% 89% 88%

CONSISTENT HIGH PERFORMANCE Sirius Group has demonstrated consistent and prudent underwriting growth Strong underwriting growth… ...and prudent underwriting… Combined Ratio Avg. Combined Ratio (1) Net Earned Premium ($ in millions) Gross Written Premium Combined Ratio Combined Ratio ex. Cat 107.6% $2,281 $2,065 $1,887 89.9% 76.5% $847 2014A 2015A 2016A 2017A 2018E 2019E 2020E 2014A 2015A 2016A 2017A 2018E 2019E 2020E …driving strong ROE… …and Earnings Cash ROE(2) 16.5% Cash Earnings(2) ($ in millions) (3) Normalized Operating Return $265 13.7% $213 $206 $186 $194 12.2% 11.7% 11.4% (2.9%) (5.9%) ($58) 2014A 2015A 2016A 2017A 2018E 2019E 2020E 2014A 2015A 2016A 2017A 2018E 2019E 2020E Average Undeployed Capital (4) ($mm): $916 $1,063 $1,170 $790 (1) Average from 2009-2017. (2) Cash earnings defined as pro-forma comprehensive “cash” net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions and transaction-related expenses totaling $72mm related to CMIG acquisition of Sirius (see slide 49 reconciliation). Return on equity based on opening common equity. Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. (3) Normalized Operating Return makes adjustments for investment returns, f/x, other comprehensive income, and excess capital. All adjustments are made on an after-tax basis. Please see slide 52 for reconciliation. (4) Sirius Group’s internal estimate of average undeployed capital per most conservative rating agency view, net of safety buffer of $200mm. 20 10.1% 10.4% 7.6% 0.9% $19 $1,439 $1,661 $1,269 $1,137$1,161 $1,478 $1,253 $1,035 $874 $890 94.0% 86.5% 89.3% 88.2% 85.1% 81.8% 82.6% 80.7% 79.5% 79.3% 82.6% 69.8%

ROE DECONSTRUCTION Other incremental assets 2.1% 10.4% 10.1% 3.5% 2018E Cash ROE Cat Load Adjustment Underwriting Deployment Investments and F/X Other 2019E (1) (1) Cash ROE ROE Note: Assumes no changes in current financial leverage. Return on equity based on opening common equity. Projections reflect normal course capital management activity (dividends and share repurchases) to manage overall capital levels within operating targets. Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. (1) Excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions. ROE calculations based on common equity. 21 GAAP 9.3% (3.2%) 3.5% 2.1% (2.0%) 9.7% (2.1%) (3.2%) ƒ Corporate and underwriting expenses increase at an inflationary rate Investments ƒ Reversal of 2018 losses due to interest rate increases ƒ Reflects allocation to risk Cat Load Adjustment ƒ 2019 cat load above 2018 projections Underwriting Deployment ƒ Net earned premium momentum, +$218mm (+21%), improves operating efficiency ƒ Assumes no improvement in current pricing environment

PEER GROUP OPERATIONAL BENCHMARKING Sirius Group’s growth and return profile is attractive relative to that of most of its public comparable companies ’18E-’19E Revenue Growth 8.5% Holdings Holdings 77.6% ’18E-’19E Net Income Growth 9.9% Beazley Group Lancashire Everest Re Hiscox Arch Capital Group AXIS Capital RenaissanceRe 17.3% 13.7% 12.1% 10.8% 10.8% 10.4% 10.2% 2019E ROE (3) Holdings Holdings 2019E ROATCE (3) Holdings Holdings Source: Sirius Group provided materials, FactSet, SNL, Easterly analysis. Market data as of 10/12/2018. Note: Sirius’ net income / returns above are “cash earnings”, defined as pro-forma comprehensive “cash” net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 49 reconciliation). (1) Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. If non-cash amortization expense is included, 2018E-19E Net Income Growth would be 10.8% and 2019E ROE would be 9.7%. (2) Tangible Common Equity adjusted for 6/30/2018E Deferred Tax Liability of $261mm. If non-cash amortization expense is included and Tangible Common Equity is not adjusted for the Deferred Tax Liability, 2019E ROATCE would be 13.2%. (3) ROE and ROATCE calculations based on common equity for Sirius Group. 22 Profitability Growth 12.0% 11.0% 19.0% 14.8% 14.0% 11.0% 10.8% 10.3% 10.0% Sirius Group (2) Peer Group Median Beazley GroupHiscoxLancashireArch Capital GroupEverest ReRenaissanceReAXIS Capital 9.8% 9.3% Sirius Group (1) Peer Group Median Beazley GroupHiscoxLancashireEverest ReArch Capital Group RenaissanceReAXIS Capital 21.4% 51.1% 36.4% 21.4% 6.2% 6.1% Sirius Group (1) Peer Group Median -21.6% HoldingsHoldings 11.1% 9.2% 8.9% 8.8% 8.5% 6.5% 3.7% 2.5% Sirius GroupPeer Group Median Beazley GroupEverest ReHiscoxRenaissanceReLancashireArch Capital GroupAXIS Capital

PEER GROUP VALUATION BENCHMARKING Sirius Group is offered to market at a significant discount to peers on a price / book, price / tangible common equity, and price / 2019E basis Price / Book 1.07x 1.02x Holdings Price / Pro Forma Tangible Common Equity Holdings Holdings Price / 2019E 10.1x 8.9x Holdings Holdings Source: Sirius Group provided materials, SNL, FactSet. Market data as of 10/12/2018. (1) Sirius Group’s multiple based on 1.05x P/ADBVPS at transaction date and adjusted for 6/30/2018E Deferred Tax Liability of $261mm. If Tangible Common Equity is not adjusted for the Deferred Tax Liability, Price / Pro Forma Tangible Common Equity would be 1.47x. (2) Based on “cash earnings,” defined as pro-forma comprehensive “cash” net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 49 reconciliation). If non-cash amortization expense is included, Price / 2019E Earnings would be 11.4x. 23 Valuation 10% discount to peer median 17.1x 12.5x 11.9x 11.4x 10.6x Sirius Group (2) Peer Group Median Hiscox Beazley Group RenaissanceRe Arch Capital Group AXIS Capital Lancashire Everest Re 10.3x 11.4x 12% discount to peer median 2.81x 2.71x 1.42x 1.42x 1.35x 1.25x 1.11x 1.07x Sirius Group (1) Peer Group Median Hiscox Beazley Group Arch Capital Group Lancashire RenaissanceRe AXIS Capital Everest Re 1.42x 18% discount to peer median 2.59x 2.47x 1.32x 1.27x 1.23x 1.05x Sirius Group Peer Group Median Hiscox Beazley Group Arch Capital Group RenaissanceRe Lancashire Holdings Everest Re AXIS Capital 1.27x

TRANSACTION OVERVIEW AND TIMING

TRANSACTION TIMELINE August 3Q1h Private Placement Announced Agreement on preliminary estimate of 3Q estimate of Adjusted Diluted Book Value Per Share October 8th October 12th Registration Statement Deemed Effective Conduct Deal Roadshow; Set Record Date I Shareholder Vote Date; Determine 3Q Estimates Mid October Early November Hold Special Meeting of Easterly Shareholders Early November Close Deal 1'1 0 0 > ::0 ::;, g; Closing conditions:no insurance regulatory approval needed, no minimum cash condition () :> 0..., § ;::; v. 0 v. n-w 0 () a - "' ...., Timeline

ESTIMATED ADJUSTED DILUTED BOOK VALUE Third Quarter Update On October 8th(1), in accordance with the terms of the merger agreement, Sirius Group delivered to Easterly its good faith estimate of its 9/30/18 Adjusted Diluted Book Value per Share ("ADBVPS") of $16.40. ADBVPS incorporates an estimate of the equity of the company at 9/30/18 and pro forma adjustments relating to anticipated capital movements, including common stock and preferred share redemptions, as well as expenses associated with the merger and private placement. ADBVPS times a multiple of 1.05 results in $17.22 per share and represents the valuation of Sirius Group stock in the merger with Easterly, and is subject to adjustment post-closing based on the final 9/30/18 ADBVPS determined in accordance with the merger agreement. ADBVPS of $16.40 is $0.52 per share, or $63 million, below the prior forecast. The change in the estimate driven by the following recent developments: ƒ ƒ - Catastrophe activity was below cat load in July and August, but in excess of cat load for September, and for the quarter taken as a whole. The revised ADBVPS estimate includes a currently estimated $39 million pretax loss for Typhoon Jebi, a currently estimated $9 million pretax loss for Hurricane Florence and total estimated pretax catastrophe losses for September of $69 million (all estimates after reinstatement premiums). Sirius Group’s preliminary estimated losses from the September catastrophes are consistent with our modelling and market share expectations. During the first eight months of 2018, Sirius Group’s London operations ceased writing the marine reinsurance and contingency insurance lines of business, and significantly curtailed its writings of direct and facultative property insurance. Run-off losses from these areas also contributed to the decline in the ADBVPS estimate. Finally, a few U.S. pro-rata property accounts reported third quarter attritional losses in excess of expectations. - - ƒ Hurricane Michael made landfall in Florida on October 10th and is therefore not a third quarter event. Based upon preliminary third-party estimates of aggregate industry insured losses, which currently range from $2 billion to $8 billion(2), we currently expect that Sirius Group’s losses from this event will be well within our budgeted catastrophe load for the fourth quarter of 2018. (1) Disclaimer: Sirius Group’s estimate of ADBVPS at September 30, 2018 is preliminary and represents the information available to Sirius management as of October 8, 2018. Actual results may differ from the preliminary results due to the completion of financial closing procedures, final adjustments and other developments that may arise between October 8, 2018 and the time that financial results for the quarter ended September 30, 2018 are finalized. The ADBVPS estimate reflected above is the same as the estimate disclosed in the proxy statement/prospectus dated October 12, 2018 and delivered under the Merger Agreement with Easterly. (2) Excluding NFIP. Range based on published industry estimates as of October 12, 2018. 26

ILLUSTRATIVE SIRIUS-TO-EASTERLY SHARE CONVERSION DETAILS Each share of Easterly common stock will be converted into a fraction of a Sirius common share equal to the Exchange Ratio Easterly-to-Sirius Exchange Ratio: (1) 0.607 9/30/18 Sirius ADBVPS $16.40 Easterly Equivalent Sirius Equivalent 1 Share of Easterly Common Stock Total Share Count (mm) Transaction Value ($mm) Equivalent Price per Share at Trust Value ($) EACQW Warrant Exercise Price ($) EACQW Warrant Knockout Price ($) 1.0 208.9 $2,184 $10.45 $11.50 $18.00 x 0.607 0.607 126.8 $2,184 $17.22 $18.95 $29.66 0.607 0.607 0.607 Source: Sirius Group provided materials. Note: Assumes no redemptions of Easterly common stock and subject to change depending on future redemption amounts, if any. (1) Based on $10.45 cash in trust per Easterly share and 1.05x forecasted 9/30/18 ADBVPS of $16.40. 27 Total Number of Warrants (mm)10.00x0.6076.07 Represents 1.05x ADVPS

PRO FORMA OWNERSHIP SUMMARY AND SOURCES & USES OF CASH (All amounts in millions, except per share amounts) Anticipated Pro Forma Ownership at Closing(1) # of Pro Forma Sirius Group Shares % of Pro Forma Sirius Group Shares (2) Current Sirius Group Shareholders Easterly Public Shareholders Easterly Sponsor Private Placement Investors & Sirius Employees Total 105.5 8.6 1.0 11.7 83.2% 6.8 0.8 9.2 126.8 100.0 Easterly Warrants Outstanding (EACQW) Amount Strike Price Expiration Notes Existing Public Warrants in Sirius Share Equivalent 10.00 $11.50 5 Years Redeemable when share price reaches $18.00 (existing) 6.069 $18.95 5 Years Redeemable when share price reaches $29.65 (Sirius equivalent) ¾ May tender for warrants Proposed Sources & Uses of Cash Valuation and Share Price at Close Valuation Market Capitalization (/) Total Pro Forma Sirius Group Shares Outstanding Price per Share at Trust Value $2,184 126.8 Easterly Cash in Trust $148 General Corporate Purposes(4) $337 Private Placement Proceeds(3) 202 SPAC Fees & Expenses 9 $17.22 Private Placement Fees & Expenses 4 Total Sources of Cash $350 Total Uses of Cash $350 Source: Sirius Group provided materials. Market data as of 10/12/2018. Note: Assumes no redemptions of Easterly common stock and subject to change depending on future redemption amounts, if any. (1) Shares shown on a Sirius Group basis, in which Easterly shares are converted at an exchange ratio of 0.607x. See slide 27 for more detail. (2) Assumes redemption of ABRY’s Preference Shares for $95 million and redemption of CMIG shares for $250 million at the issue price of 1.05x P/ADBVPS. Excludes warrants associated with backstop investors (3) Sirius Group may increase the total amount of the private placement, depending on Easterly Cash in Trust at closing, to achieve a target public float of $350mm. (4) Sirius Group intends to use $95 million of the $350 million target proceeds to redeem ABRY’s Preference Shares. If the total proceeds are less than $350 million, Sirius Group will use other internal sources to redeem ABRY’s Preference Shares, which would reduce its shareholders equity at closing. 28 •$17.22 represents 1.05x ADBVPS multiple in Sirius Group share equivalent •In Easterly share equivalent, price per share at trust value is $10.45 •This represents a (18%) discount to peer median Uses of Cash Sources of Cash

BACKSTOP INVESTMENT Backstop Summary Terms (1) Common Share Equivalents (in the form of Additional Key Deal Points x Preference shares investors will receive warrants Securities Convertible Preferred Shares) and common shares – – – 5 year term Strike price equal to 125% of the issue price Estimated warrant value less than 5% of total commitment Format Private Placement Offering Shareholder Agreement x 1.05 multiplied by estimated 9/30 ADBVPS x At closing, CM Bermuda agreed to vote to ensure that at least a majority of the Board of Directors are Independent Directors for at least a period of 3 years After 3 years, CM Bermuda agreed to vote on mutually acceptable independent directors with an independent nominating governance committee making the ultimate decision if a conflict exists CM Bermuda also agreed to vote in favor of a sale transaction that has delivered a total return of at least 67.5% versus the issue price and that is approved by a majority of Independent Directors and 80% of Sirius Group's voting shares after the 1st anniversary of the closing of the Private Placement Shareholder agreement terminates when fewer than 25% of the preference shares are outstanding Issue Price x Consistent with merger terms and common share PIPE x $213mm(2) – $205mm preferred shares – $8mm common shares x Notional x x Automatic conversion of preference shares if: – 30 day VWAP plus aggregate common share dividends & distributions equal or exceed 1.40x the Issue Price – And; the Conversion Shares represent less than 25% of the Public Float Conversion x Private Placement Investors – Pass through of common share dividend – Step-up to 3-month LIBOR plus 400bp if preferred shares are outstanding after year 5 Preferred Dividend – Sirius can elect to reallocate $102mm of the commitment to common stock PIPE investors at its discretion Backstop Flexibility Source: Company materials. (1) Summary does not purport to be a complete description of all material terms. Refer to the form of subscription agreement, certification of designation and warra t that are filed as exhibits to the registration statement. (2) Reflects commitment amounts. 29

APPENDIX

EXCEPTIONAL AND DIFFERENTIATED GLOBAL PLATFORM Sirius Group operates seamlessly around-the-world with a shared culture Underwriting Culture Conservative underwriting culture European Franchise Sirius International is a Swedish-based (re)insurance company that has been in business since 1945 ƒ ƒ ƒ Operates through a diverse branch office network (Hamburg, Liege, London, Singapore, and Zurich) that is well-known and respected internationally Includes Integrated Lloyd’s Vehicle, Sirius Syndicate 1945, with a Managing Agency in London ƒ Extensive and durable customer relationships lead to better pricing ƒ ƒ Superior results: overall combined ratio averaging 5% outperformance versus peers from 2009 – 2017 North America & Bermuda Sirius America is a U.S. based (re)insurance company that provides admitted paper in the U.S. ƒ – Accesses Canadian and Latin American markets via Miami and Toronto offices ƒ Sirius Bermuda is the top operating (re)insurance company – Legal entity assumes intercompany reinsurance risk from subsidiaries 31

WELL-POSITIONED TO DELIVER SHAREHOLDER VALUE Sirius Group’s franchise is uniquely situated to scale and create shareholder value in a public setting Existing Strengths Proven Leadership Ongoing Franchise Evolution Expanding underwriting teams ƒ ƒ Emerging premiums and profitability from investments in new lines of business Proactive, owner-oriented management – Unique Underwriting Franchise ƒ ƒ Capital management strategy aligns with shareholder value creation Transformative M&A capabilities – Best-in-Class A&H Platform ƒ ƒ Significant global pipeline Flexibility to source and close more deals as a public company – – Heavy Specialty Growth Focus ƒ 32 Highly differentiated platform with significant scarcity value in the global (re)insurance market

TRANSACTION STRUCTURE The Sirius Group / Easterly merger will utilize a reverse triangular merger Transaction Steps Pro Forma Structure A subsidiary of Sirius Group merges into the SPAC and the SPAC becomes a wholly-owned subsidiary of Sirius Group 1 SPAC Shareholders Sirius Group Shareholders 2 SPAC shareholders exchange their shares of the SPAC for shares in Sirius Group 2 - Easterly shareholders receive an estimated 0.607 shares of Sirius Group per Easterly share SPAC cash is retained by the Sirius Group for general corporate purposes 3 3 Sirius Group’s common shares listed on the Nasdaq 4 4 Sirius Group lists its shares on the Nasdaq 33 Sirius Group (Bermuda) SPAC (U.S.) 1 Merger Sub (U.S.)

PRO FORMA CORPORATE STRUCTURE China Minsheng Investment Group Corp., Ltd. (“CMIG”) (China) Three Corporate Shareholders (each owning less than 10%) (1) (1) ~82% ~18% CM International Holding Pte. Ltd. (“CMIG International”) (Singapore) (3) Former EACQ Shareholders / Private Placement Investors ~17%(2) (2) ~83% CM Bermuda, Ltd. (“CMB”) (Bermuda) Sirius International Insurance Group, Ltd. (Bermuda) Primary Insurance Supervisory Bodies: • • • • • • • Bermuda/ Group Supervisor: Bermuda Monetary Authority Swedish FSA NY Department of Financial Services UK Prudential Regulatory Authority Australian PRA Hong Kong Commissioner of Insurance Insurance Department of Tennessee Sirius International Group, Ltd. (Bermuda) Easterly Acquisition Corp Sirius Bermuda Insurance Company (Bermuda) Sirius International Insurance Corporation (Sweden) International Medical Group, Inc (United States) (IMG) ArmadaCorp. Capital, LLC (United States Sirius America Sirius Sirius Global Sirius Insurance Company (United States) International Global Offices Solutions Syndicate Holdings Ltd. (Luxembourg) (United States) 1945 Registrant listed on Nasdaq Regulated Insurance Company Managing General Agency / Underwriter Note: Simplified organizational structure (1) Represents ownership of CMIG International. (2) Represents ownership of Sirius Group assuming redemption of ABRY’s Preference Shares for $95mm, total capital raise of $350mm, and separate redemption of CMB’s shares for $250mm. (3) Includes Easterly sponsor, public shareholders, and private placement investors. 34

GLOBAL CORPORATE TEAM Sirius Group’s management team has extensive operational and strategic experience, including executing billions of dollars of M&A transactions ƒ ƒ ƒ ƒ Differentiated history of operating Sirius Group and other insurance companies Allan Waters at GEICO, Fund American and CFO of White Mountains Kip Oberting at White Mountains, as CFO of Montpelier Re Gene Boxer as GC of Cushman & Wakefield, and a senior member of Restructuring and M&A Groups at AIG Monica Cramér-Manhem has been with Sirius Group affiliates since 1985 Neal Wasserman has led runoff transactions team since 2000 ERM and reserving led by Jeff Davis, previous Chief Actuary for Munich Re Ralph Salamone oversees financial reporting, operations management, and tax planning Opportunistic, experienced M&A and strategic functions focused on economics and shareholder value creation Sirius Tenure Relevant Experience Experienced M&A and Corporate Team Location Allan Waters| Group Chairman & CEO 32 38 U.S./BDA Kip Oberting| Group President, CFO, Board Member 14 22 U.S./BDA Gene Boxer| Chief Strategy Officer, General Counsel 2 19 U.S. ƒ ƒ ƒ ƒ Monica Cramér-Manhem| Sirius Group COO & Board Member, Sirius International President & CEO 32 32 Sweden Jeff Davis| Group Chief Actuary & CRO 10 27 U.S./BDA Ralph Salamone| Global Services President 21 30 U.S. Matthew Kirk| Investment Advisors President 16 23 U.S. ƒ Michael Papamichael| Group Planning & IR 16 16 U.S.  Billions of dollars of transactions, includes JV’s, strategic investments, divestitures and pioneering sidecar and runoff transactions Neal Wasserman| Global Solutions CEO 18 32 U.S. 35

GLOBAL UNDERWRITING ORGANIZATION Sirius Group’s underwriting team has years of experience both at the company and in the overall industry ƒ Proven (Re)insurance team with significant Sirius Group and industry experience (Re)insurance Experience Experienced Underwriting Team Sirius Tenure Location Monica Cramér-Manhem| Sirius Group COO & Board Member, Sirius International President & CEO 32 32 Sweden ƒ Underwriting comes-first culture, team’s experience, and customer relationships Sweden Jan Onselius| Sirius International EVP & CUO 35 35 Stuart Liddell| Global A&H Head 15 28 U.K. - Jan Onselius, as Group CUO, leads Sirius Group’s “four eyes” process and portfolio optimization Warren Trace| Sirius Bermuda President & CEO 34 38 Bermuda ƒ Dan Wilson| Sirius America President & CEO 22 32 U.S. Average Sirius Group underwriting team tenure of 25 years and average industry experience of 31 years (1) Robert Harman| Sirius International Managing Agency – CEO; London Branch Manager 11 22 U.K. ƒ Key recent hires to lead U.S. Environmental, Surety, Long-Term Life Reinsurance, and Casualty efforts Robert McFadden| Sirius America Head of US Casualty 1 29 U.S. Doug Stepenosky| Sirius America Head of US Environmental 1 22 U.S. ƒ In addition to Growth Line Managers, there are 9 branch managers leading local offices Matt Olsen| Sirius America Head of US Surety 1 19 U.S. Ben Keslowitz| Head of Long-term Life Reinsurance 1 15 U.S. (1) Excludes tenure of recent Growth Line hires. 36 Growth Line Managers Sirius Tenure (Re)insurance Experience Location

SUPERIOR UNDERWRITING MARGINS Relationship-driven, granular risk portfolio, combined with prudent underwriting has delivered superior and less volatile financial results Historical Combined Ratio Outperformance vs. Industry 15.0% 10.0% 5.0% 0.0% -5.0% 2009 2010 2011 2012 2013 2014 2015 2016 2017 Reinsurance (1) Industry Average Outperformance Sirius Group Difference 2009-2017 90% 95% 5% (1) Represents published industry results as per S&P’s global reinsurance highlights for Top 40 Reinsurers. 37

GLOBAL ACCIDENT & HEALTH (RE)INSURANCE Sirius Group’s market leading Global A&H platform is a proven growth engine Line of Business Overview Global leaders across the full value chain writing $508 million of premium in 2018 •  Global reinsurance platform, US primary direct book, 2 U.S. MGU’s (travel & supplemental health)  Longevity – 52% of the book is from relationships of 10 years or more • Wide range of specialty products  Products ranging from disability, travel medical, stop-loss, accident, and ex-pat health coverages written on a global basis • Long-term partners, high persistency with superior profitability • Decade of consistent outperformance • Competitive positioning and product offerings significantly enhanced by IMG and Armada acquisitions 2018E(1) ($ in mm) 2017A 2019E 2020E (1) Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. 38 Gross Written Premiums $495 $508 $517 $554

SPECIALTY LINES AND CASUALTY – GROWTH INITIATIVES Sirius Group’s Specialty Lines and Casualty business segment represents attractive growth opportunities Line of Business Overview Primary Surety: Wide variety of contracting and business bonding activities distributed through a network of third party agents Primary Environmental: Suite of products designed to cover the discovery at premises, or sudden / accidental release of environmental contaminants. Key Highlights Attracted superior talent and positioned for long term, profitable growth Complementary products increase Sirius Group’s value to insurance brokerage community Less volatile and capital efficient Near-term small financial drag, long-term highly positive Entrepreneurial team leader joined the Life business in September 2017 Re-entered the U.S. casualty market in 2017 as cycle turned, bringing great talent from XL Catlin • • • • • •  Team with demonstrated record of success hired from US competitor • • • Long-term Life Reinsurance: opportunities for blocks from $100 million+  Focused on spread risks: builds AUM with low liability risk:  ƒ ƒ ƒ New leader brought success with approval by key client Security Committees such as Starr, Allied World, and AIG. Structured settlements Fixed and variable deferred annuities Complex whole / universal life and disability • Casualty Reinsurance: Treaty and excess covers   (1) 2018E Float – long duration liabilities Wrote $484 million GPW in largest year ($ in mm) 2017A 2019E 2020E Gross Written Premiums $218 $332 $453 $564 (1) Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. 39

RUN-OFF SERVICES – SIRIUS GLOBAL SOLUTIONS Sirius Global Solutions uniquely complements its core businesses Line of Business Overview Sirius Global Solutions: Acquire liabilities through acquisitions and LPT’s Key Highlights Since 2000 when team joined, 14 deals for >40% IRR; $101 million of reserves at 6/30/2018 • • Transaction gains generated through:  Proactive claims management, policy buy-backs and commutations;  Other embedded assets incl. shell/license values  Float – long duration liabilities • Increasing demand for LPT’s on runoff of recent soft-market casualty portfolios • Continued focus on sourcing “below the radar” opportunities 40

PROACTIVE CAPITAL MANAGEMENT STRATEGY Sirius Group takes a prudent approach to baseline capital management, and takes a proactive approach to returning excess capital to shareholders Capital Strategy Key Capital and Leverage Metrics June 30, 2018 Owner-oriented capital management „ GAAP common equity $2.0bn Sirius Group anticipates deploying capital into: „ Total GAAP Capital(1) $3.1bn Capital Profile Strategy Total Financial Leverage(1) 26% Medium Low Low Low ƒ ƒ ƒ ƒ Risk Assets Long-Term Life Reinsurance Primary Direct A&H & Other Organic Growth Redundancy(2): Rating Agency Excess Capital >$0.6bn Bermuda Solvency Capital Requirement $1.1bn • 4.6% (USD) due 2026 Senior Debt Anticipate a market dividend yield (~1.75% in near-term) „ • No financial covenants or mandatory deferral Proactive and opportunistic share repurchases can add significant value over time „ • 3.65% (3) (SEK - 3 month STIBOR + 4% ) due 2047 Subordinated Debt (Tier 2 Capital) • No financial covenants; mandatory deferral in Enhanced Capital Requirement event; optional deferral Investment Portfolio Risk Tolerance 75% of GAAP common equity (1) GAAP capital plus $261mm GAAP Deferred Tax on Safety Reserve, consistent with Swedish regulatory treatment. (2) As of 12/31/2017. (3) Reflects rate at 6/25/2018. 41

FINANCIAL STRENGTH RATINGS OVERVIEW Positive momentum since public listing announcement with potential further improvement upon closing „FSR: A; under review + negative outlook Gross premium revenue is expected to remain resilient, supported by long-standing relationships with its cedants and growth in niche segments such as accident and health. Key Rating Considerations Continued expansion of shareholder base „ Continue to perform with strategic and operational plans „ 42 „FSR: A-; stable outlook Fitch’s view of Sirius continues to reflect the company’s established reinsurance franchise, very strong long-term financial performance, reasonable financial leverage, and very strong capitalization. Key Rating Considerations „Continued expansion of shareholder base „Continue to perform with strategic and operational plans Changes Since Public Listing Announcement: „Outlook adjusted to “stable” „FSR: A-; stable outlook Sirius has a strong competitive position, in our view, mainly stemming from its geographic diversity and strong relationships with its cedants …The group's product diversity also supports our view of its strong competitive position. Key Rating Considerations „Maintaining strong operating performance & capital position „Continue to perform with strategic and operational plans

REINSURANCE & RETROCESSIONAL STRATEGY Robust reinsurance and retrocessional strategy to optimize risk-adjusted underwriting returns Key Elements of Reinsurance & Retrocessional Strategy ƒ Retrocession programs protect property, aviation, trade credit and marine exposures ƒ The majority of Sirius Group’s property catastrophe excess of loss book is protected through proportional treaties providing sidecar economics with superior tail protection. 14 longstanding individual contracts allow Sirius Group to optimize profitability by varying placements - The proportional property program is designed to arbitrage underwriting cycles and reduce exposure both to large catastrophe losses and to a frequency of smaller loss events - Contracts are placed with no caps on ceded aggregates or event limits resulting in uncapped vertical and unlimited sideways cover for cat, frequency and attrition providing superior protection for remote tail risk and non-modelled perils - A total of $2.8bn in ceded aggregate limits excluding reinstatements. - Provides stable, cost effective capacity in peak zones and the ability to maintain a strong foot print in markets in soft underwriting cycles by enhancing market profile and demonstrate underwriting capability, continuity and brand - Diversifies the inwards account, while placing proportional treaties on an undiversified basis to maximize profit commission generating significant risk free commissions ƒ Augments the pro rata program with purchases of XOL protections and opportunistic purchases of industry loss warranties ('ILW/ILS’) 43

NATURAL CATASTROPHES – PML SUMMARY Sirius Group manages its overall natural catastrophe and single risk exposure levels to balance underwriting profitability and protection of the ongoing franchise in response to outsized industry events 2017 Global Cat Losses of $259mm(1) „ Sirius Group’s net losses represent only 0.2% of estimated $132bn of industry losses for these events „ Return Period Note: Net losses are after reinsurance recoveries and reinstatement premiums and before tax, consistent with peer catastrophe loss disclosures. (1) Net of reinsurance, excluding reinstatement premiums. (2) All data is presented on an net occurrence basis except Global Aggregate. 44 Sirius International Insurance Group, Ltd. Net PML Comparison (Data at 7/1/18 and $ in millions) (2) 25 Year 100 Year 250 Year Global Global Annual Aggregate $436 $694 $835 Global Wind Occurrence 207 445 585 Global Earthquake Occurrence 140 322 480 United States US Southeast Occurrence 90 320 500 US Northeast Occurrence 20 133 282 California Earthquake Occurrence 33 213 414 Europe Europe Wind Occurrence 70 165 240 Asia Japan Wind Occurrence 33 141 187 Japan Earthquake Occurrence 20 65 124 Rest of World Latin America Earthquake Occurrence 38 92 157

LOSS RESERVING PHILOSOPHY Management books reserves conservatively in keeping with its core principle to maintain a disciplined balance sheet 1 Loss ratios for most recent underwriting years generally booked to highest of plan, pricing, and projected Quarterly internal reviews and monitoring by Actuarial in consultation with Underwriting and Claims staff  Comprises 95% of gross and net liabilities  Results reviewed by Group Chief Actuary 2 3 Annual year-end analysis performed by internal Actuarial in consultation with Underwriting and Claims staff  100% of gross and net liabilities  Supplemented with independent analysis and review performed by PWC as part of audit 4 Independent consultants used for:    Periodic ground up analysis of asbestos exposure Special liabilities such as primary workers compensation claims and Latin America surety Periodic independent review for risk management purposes and Board reporting Historical Loss Reserve Release(1) $98 ($ in millions) $51 $1 2009A 2010A 2011A 2012A 2013A 2014A 2015A 2016A 2017A 2018E Source: Company materials. Note: (1) 2009-2011 excludes Esurance. (2) Sirius Group does not include any provision for future (un)favorable reserve development in its financial forecasts. Figures referenced are estimates as of 7/12/2018. Sirius’ preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. 45 $57 $47 $48 $64 $30 $34 (2) $13

SIRIUS GROUP TAX POSTURE Sirius Group’s tax efficiency is enhanced by its global legal and operating structure, deferred tax assets, and Safety Reserve Tax Posture Swedish Safety Reserve The global legal entity structure includes tax-efficient holding companies in Bermuda and the United Kingdom The Safety Reserve concept is unique to Sweden and was established to enhance the financial strength of Swedish insurance companies through the build-up of regulatory capital to support policyholder claims. Swedish tax law permits Swedish insurance companies to transfer pre-tax amounts into an untaxed reserve referred to as the Safety Reserve The Safety Reserve can only be utilized to offset technical underwriting losses or in rare circumstances as laid out in regulations with special approval from the Swedish Financial Supervisory Authority (FSA) to offset any other losses. Otherwise, the Safety Reserve can only be released and distributed (with related taxes being paid) if regulatory prescribed minimum levels of premium and loss reserves are not maintained Under Swedish GAAP, the Safety Reserve is a segregated component of Sirius International’s balance sheet. For Solvency II purposes, 100% of the Safety Reserve is recognized as Tier 1 Capital. Under IFRS and U.S GAAP, an amount equal to the Safety Reserve, net of a related deferred tax liability is included in equity. „ „ Historically, the group’s cash taxes have trended well below US GAAP taxes because of deferred tax assets (e.g. tax loss carryforwards that reduce income subject to cash tax) and the Swedish Safety Reserve (described to the right) „ „ The group is positioned to take advantage of the downward trend in applicable corporate tax rates „ Ongoing tax planning includes further optimization of our global legal and operating structure and deferred tax assets, as well as continued adaptation to the new tax laws in the US and other countries „ „ 46

INDEPENDENT BOARD GOVERNANCE Sirius Group’s corporate governance to be enhanced by the transaction „ Sirius Group’s existing Board and governance structures are consistent with that of a public company „ Board has 3 members of management, 2 independent directors and 1 CMIG representative Member Background Allan Waters (Chairman) President and CEO, Sirius Group Sandy Frucher (Independent) Vice Chairman, The Nasdaq OMX Group Robert Friedman (Independent) Formerly CIO, Franklin Templeton Funds Liao (Laurence) Feng CEO, CMIG International Monica Cramér Manhem Group COO, Sirius Group; President and CEO, Sirius International Insurance Corporation Kernan (Kip) Oberting Group President and CFO, Sirius Group „Full Nasdaq independence listing standards (will not utilize available “Controlled Company” or “Foreign Private Issuer” exceptions) „Will have a majority of independent directors and independent committees - Given expedited time frame to close, may take advantage of Nasdaq’s transitional provisions that allow up to one year to satisfy “independent directors” listing standards „Will maintain an Audit & Risk Management Committee, Compensation Committee, and Governance and Nominating Committee composed of independent directors Nasdaq listing standards will enhance Sirius Group’s existing Independent Board Governance 47 Post-Transaction Current

CMIG OVERVIEW CMIG’s partnership with Sirius Group has benefited the organization and provided access to Asian opportunities • China’s largest investment company, CMIG was founded in 2014 by Chairman Dong Wenbiao, former Chairman of China Minsheng Bank, China’s largest private bank Provides direct insight into the Asian capital markets and related investment opportunities Invests directly and alongside partners into industrial & financial services businesses CMIG’s extensive network allows Sirius Group to tap into Asia market for financing at attractive terms • • • CMI Global Advisory Council – Noted Members Marek Belka Former President of the European Commission; Former Prime Minister of Italy Former Prime Minister of France Former Prime Minister Of Poland Ronald Dennis Former Chairman of Hana Financial Group Inc. Chairman of British East Asia Council Chairman of the McLaren Group President of National Committee on United States-China Relations Robert Engle Former Chairman of Morgan Stanley Asia 2003 Nobel Laureate in Economics Founder and Honorary Chairman of Roland Berger Strategy Consultants 48 Stephen Roach Prof. Dr. H C Roland Berger Stephen A. Orlins Seung Yu Kim Dominique De Villepin Romano Prodi

HISTORICAL INCOME STATEMENT (U.S. GAAP, $ in millions, derived from audited financial statements except adjustments) 2015A 2016A 2017A Net Earned Premiums $847 $890 $1,035 Total Net Investment Return (incl. f/x) 263 95 28 Other Revenues (2) 9 71 Total Revenue $1,107 $995 $1,134 Loss and Loss Adjustment Expenses $423 $519 $811 Insurance Acquisitions Expenses 190 210 197 Other Underwriting Expenses 108 107 106 General & Administrative Expenses 27 85 92 Interest and Other Expenses 27 35 38 Income Tax Expense 47 (7) 26 Net Income $286 $45 ($136) Noncontrolling Interests and Other 5 (13) (20) Net Income to Common $291 $33 ($156) Other Comprehensive Income / (Loss) ($95) ($66) $72 Comprehensive Income Net of Accrued Preference Share Dividends 196 (34) (84) adjust: one time non-recurring CMIG/WTM expenses 10 52 11 adjust: non-cash amortization expenses ---- 15 Pro-Forma Comprehensive "Cash" Net Income $206 $19 ($58) Loss & LAE Ratio 50% 58% 78% Acquisition Expense Ratio 22 24 19 Other Underwriting Expense Ratio 13 12 10 GAAP Combined Ratio 85% 94% 108% 49

HISTORICAL BALANCE SHEET (U.S. GAAP, $ in millions, derived from audited financial statements) 2015A 2016A 2017A Cash and Investments $3,678 $3,815 $3,604 Premiums Receivable 324 395 544 Reinsurance Recoverable 293 309 337 Deferred Acquisition Costs 75 85 121 Deferred Tax Asset 276 279 244 Goodwill and Intangibles 10 5 617 Other Assets 436 280 356 Total Assets $5,092 $5,167 $5,824 Loss and LAE reserves $1,644 $1,620 $1,899 Unearned Premiums 342 398 507 Debt 403 396 723 Deferred Tax Liability 264 240 282 Other Liabilities 230 273 390 Total Liabilities $2,883 $2,927 $3,800 Mezzanine Equity - - $106 Minority Interests 250 251 - Common Equity 1,959 1,988 1,917 Total Liabilities and Equity $5,092 $5,167 $5,824 GAAP Total Financial Leverage 25% 25% 30% 50

FINANCIAL PROJECTIONS: KEY ASSUMPTIONS 1 Premium Growth • Organic growth in core business lines as well as the roll-out of strategic growth initiatives • The financial plan does not incorporate the impact of any Life Reinsurance transactions Underwriting Assumptions 2 • • The outer periods do not reflect a change in the (Re)insurance pricing environment Changes to the loss ratio are driven by changes in business mix particularly as Sirius Group builds up the U.S. casualty portfolio The increase from 2018 reflects the pricing of a load for median expected catastrophe losses • Investment Assumptions 3 Allocation Returns Investment asset composition: 2018 472 2,451 742 2019 322 2,434 1,077 2020 222 2,449 1,402 2018(1) 0.5% 1.3% 7.7% 2019 0.5% 2.4% 7.2% 2020 0.5% 2.4% 7.2% cash, short-term & money markets fixed income securities equities and alternatives total investment assets $ $ $ $ 3,665 $ 3,833 $ 4,073 2.2% 3.3% 3.8% Other Assumptions 4 • • • Corporate and internal underwriting expenses increase at an inflationary rate Long-term compensation is at target levels and does not include any change in structure from the contemplated transaction Annual $10m of pre-tax transaction related gains from purchasing runoff liabilities at a discount to book by Sirius Global Solutions Sirius Group is the accounting acquiror in this transaction No changes have been made to Sirius Group‘s historical accounting methods and no goodwill or intangibles impairments over the projection periods • • Note: Figures referenced are estimates as of 7/12/2018. Sirius Group’s preliminary estimated third quarter results as of October 8, 2018 are $63 million after-tax below the previous forecast. (1) The projected returns shown for 2018 represents actual results through June 30, 2018 plus six months of forecast for the last six months. Results are shown in original currencies and all periods are before investment expenses. 51

FINANCIAL PROJECTIONS: KEY ASSUMPTIONS (CONT.) Pro Forma Earnings Reconciliation Sirius Group GAAP after-tax comprehensive income / (loss) net of accrued preference shares dividends Adjust: removal of one-time WTM/CMIG costs Adjust: non-cash PGAAP amortization expense Sub-total, adjusted GAAP after-tax comprehensive income Remove actual investment, f/x and oci results Add total investment return, net of excess capital Adjustment to financing costs on capital structure After-tax adjusted pro forma comprehensive income / (loss) 2014 2015 2016 2017 $ 186 - - $ 196 10 - $ (34) 52 - $ (84) 11 15 186 (85) 67 16 206 (126) 55 18 19 (12) 57 28 (58) (94) 72 13 $ 184 $ 152 $ 91 $ (68) Opening GAAP common equity Remove excess capital, net of internal safety margin Adjusted opening common equity $ 1,627 $ 1,763 $ 1,959 $ 1,988 (513) (651) (762) (835) $ 1,114 $ 1,112 $ 1,197 $ 1,153 Normalized Operating Return 16.5% 13.7% 7.6% (5.9%) Methodology for Adjustments to GAAP Actual investment results, foreign exchange and other comprehensive income or losses are removed from the GAAP results and replaced with a total investment return assumption, described below. Total investment return is based upon the opening period Ten Year U.S. Treasury Rate plus 100 basis points, net of estimated investment expense equal to 20 basis points. GAAP common equity used for returns is adjusted to reflect the removal of rating agency excess capital using the S&P "AA" Capital Adequacy Model net of an internal safety margin. The internal safety margin used for all periods is $200m which reflects a buffer above the most conservative rating agency view. This is intended to protect against volatility in earnings resulting from stress scenarios. Excess capital is removed from the capital structure pro rata among debt, preference shares, and equity to maintain a consistent level of financial leverage. As such, the financing costs are applied to the adjusted financial leverage. All adjustments are made on an after-tax basis using an effective tax rate that reflects the key operating jurisdictions of Sweden, U.S., Luxembourg and Bermuda. • • • • • • 52